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Exhibit 12.1

EVOLUTION PETROLEUM CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND
EARNINGS (LOSS) TO COMBINED FIXED CHARGES AND PREFERRED STOCK
DIVIDENDS
(In thousands, except ratios)

RATIOS OF EARNINGS TO FIXED CHARGES AND TO COMBINED FIXED CHARGES AND
PREFERRED STOCK DIVIDENDS

        Our ratios of earnings to fixed charges and our ratios of earnings to combined fixed charges and tax-adjusted preferred stock dividends were as follows for the periods indicated in the table below.

	Nine Months Ended March 31, 2013*	Year ended June 30,
(Dollar amounts in thousands)		2012*	2011*	2010**	2009**	2008**
Earnings	$7,776	$7,969	$256	$(3,513)	$(3,569)	$(2,609)
Fixed Charges	$221	$221	$49	$46	$50	$47
Tax-adjusted Preferred Stock Dividends	$763	$1,085	$—	$—	$—	$—
Ratio of Earnings to Fixed Charges	35	36	5
Fixed charges coverage deficiency				$46	$50	$47
Ratio of Earnings to Combined Fixed Charges and Tax-adjusted Preferred Stock Dividends	8	6	5
Combined coverage deficiency				$46	$50	$47

*
In the years ended June 30, 2011 and 2012 and in the nine months ended March 31, 2013, there were no fixed charge coverage deficiencies and no combined fixed charge and tax-adjusted preferred stock dividend deficiencies.

**
In years ended June 30, 2008, 2009 and 2010, earnings were insufficient to cover fixed charges and, accordingly, no ratios are shown.

        Our ratios of earnings to fixed charges and our ratios of earnings to combined fixed charges and tax-adjusted preferred stock dividends were computed based on the following components:

        Earnings.    The term "earnings" is the amount resulting from adding and subtracting the following items. Add the following: (a) pre-tax income from continuing operations before adjustment for income or loss from equity investees; (b) fixed charges; (c) amortization of capitalized interest; (d) distributed income of equity investees; and (e) your share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges. From the total of the added items, subtract the following: (a) interest capitalized; (b) preference security dividend requirements of consolidated subsidiaries; and (c) the non-controlling interest in pre-tax income of subsidiaries that have not incurred fixed charges. Equity investees are investments that you account for using the equity method of accounting.

        Fixed charges.    The term "fixed charges" means the sum of the following: (a) interest expensed and capitalized, (b) amortized premiums, discounts and capitalized expenses related to indebtedness, (c) an estimate of the interest within rental expense, and (d) preference security dividend requirements of consolidated subsidiaries.

        Preference security dividend.    The term "preference security dividend" is the amount of pre-tax earnings that is required to pay the dividends on outstanding preference securities. The dividend requirement must be computed as the amount of the dividend divided by (1 minus the effective income tax rate applicable to continuing operations).

        Fixed charges coverage deficiency.    The term "fixed charges coverage deficiency" refers to the amount of fixed charges for the year in excess of that year's Earnings from continuing operations, pre-tax and before fixed charges (See the discussion of Earnings above). If such Earnings are zero or negative (i.e., a Loss), then the deficiency equals the year's total fixed charges.

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  Exhibit 12.1
EVOLUTION PETROLEUM CORPORATION AND SUBSIDIARIES COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND EARNINGS (LOSS) TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS (In thousands, except ratios) RATIOS OF EARNINGS TO FIXED CHARGES AND TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS